VIA EDGAR AND U.S. MAIL

July 23, 2008

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-0506

Subject:                  Nationwide Life Insurance Company
File No. 812-13448
Request for Withdrawal of Application for an Order Pursuant to 6(c) of the Investment Company Act of 1940

Dear Mr. Kotapish:

On behalf of Nationwide Life Insurance Company, Nationwide Investment Services Corporation and its Nationwide Variable Account-II (“Nationwide”), we respectfully request the withdrawal of the Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 submitted to the Securities and Exchange Commission on November 7, 2007 (File No. 812-13448).

This withdrawal is being requested in light of written comments received from the Staff of the Securities and Exchange Commission regarding the excess withdrawal charge.

Without in any way foreclosing any product development efforts in the future involving an excess withdrawal charge in variable annuity products, Nationwide is formally and respectfully requesting the withdrawal of the aforementioned application.

If you have any questions concerning this matter, please contact me at 614-677-8683.

Sincerely,

Keith W. Hinze
Assistant General Counsel
Nationwide Life Insurance Company

cc:           Rebecca Marquigny
Joyce M. Pickholz
Stop 5-6
Office of Insurance Products and Legal Compliance